UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 2, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Given Imaging Ltd.

File No. 0-33133 - CF# 21913

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Given Imaging Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 20-F filed on March 31, 2008.

Based on representations by Given Imaging Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.18	until April 23, 2010

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Timothy S. Levenberg
Special Counsel